Exhibit 99.1 - Satellogic’s Unaudited Condensed Consolidated Financial Statements

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Six Months Ended June 30,
	2022	2021
Revenue	$2,388	$1,706
Costs and expenses
Cost of sales	1,329	1,251
General and administrative expenses	24,609	8,887
Research and development	5,716	4,144
Depreciation expense	6,485	5,060
Other operating expenses	13,736	4,461
Total costs and expenses	51,875	23,803
Operating loss	(49,487)	(22,097)
Other income (expense), net
Finance costs, net	(1,606)	(4,985)
Change in fair value of financial instruments	44,596	32,765
Loss on extinguishment of debt	-	(37,216)
Other income, net	519	275
Total other income (expense), net	43,509	(9,161)
Loss before income tax	(5,978)	(31,258)
Income tax	(2,143)	(220)
Net loss attributable to common stockholders	$(8,121)	$(31,478)

Other comprehensive loss
Foreign currency translation loss, net of tax	(322)	-
Comprehensive loss	$(8,443)	$(31,478)

Basic loss for the period attributable to common stockholders	$(0.13)	$(1.91)
Basic weighted-average common shares outstanding	62,094,383	16,465,885
Diluted loss for the period attributable to common stockholders	$(0.42)	$(2.06)
Diluted weighted-average common shares outstanding	63,505,040	31,181,773
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars except share and per share amounts)
(Unaudited)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$123,648	$8,533
Restricted cash	126	-
Accounts receivable, net of allowance of $3,250 and $1,794, respectively	1,386	1,196
Prepaid expenses and other current assets	6,705	2,695
Total current assets	131,865	12,424
Property and equipment, net	41,340	32,530
Operating lease right-of-use assets	8,645	2,955
Deferred income tax assets	174	1,640
Other non-current assets	1,203	369
Total assets	$183,227	$49,918
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$9,180	$6,650
Debt	-	108,473
Warrant liabilities	20,291	143,237
Earnout liabilities	3,111	-
Operating lease liabilities	2,063	985
Contract liabilities	2,654	935
Accrued expenses and other liabilities	4,895	23,435
Total current liabilities	42,194	283,715
Operating lease liabilities	6,426	2,083
Contract liabilities	1,000	1,000
Other non-current liabilities	1,607	2,552
Total liabilities	51,227	289,350
Commitments and contingencies (Note 20)
Redeemable Series X preferred stock, $0.00001 par value, none authorized and outstanding at June 30, 2022 and 2,500,000 shares authorized and 2,033,230 outstanding at December 31, 2021	-	21,306
Stockholders' equity (deficit)
Preferred stock, $0.0001 par value; none authorized and outstanding at June 30, 2022 and 4,723,330 shares of Series A, 3,117,915 shares of Series B and 899,153 shares of Series B-1 authorized; 2,547,330 shares of Series A, 1,392,131 shares of Series B and 672,524 shares of shares of Series B-1 issued and outstanding at December 31, 2021	-	-
Common stock, $0.0001 par value; unlimited shares authorized; 75,411,506 Class A shares issued and outstanding, 13,582,640 Class B shares issued and outstanding as of June 30, 2022 and 20,000,000 authorized; 5,263,068 Class A shares issued and outstanding as of December 31, 2021	-	-
Treasury stock, at cost: 516,123 shares at June 30, 2022, and 4,128,413 shares at December 31, 2021	(8,603)	(170,949)
Additional paid-in capital	335,306	96,471
Accumulated other comprehensive loss	(408)	(86)
Accumulated deficit	(194,295)	(186,174)
Total stockholders’ equity (deficit)	132,000	(260,738)
Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$183,227	$49,918
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands of U.S. dollars, except share information)
(Unaudited)

	Redeemable Series X Preferred Stock
	Shares	Amount	Preferred Stock	Common Stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity (deficit)
Balance as of December 31, 2021	2,033,230	$21,306	4,611,985	5,263,068	$96,471	$(170,949)	$(86)	$(186,174)	$(260,738)
Hannover Holdings Transaction (Note 11)	-	-	(149,817)	(51,700)	-	(5,853)	-	-	(5,853)
Merger transaction and Reverse Recapitalization	-	-	(4,462,168)	34,750,331	(165,804)	170,949	-	-	5,145
Issuance of Class A common stock upon conversion of Convertible Notes	-	-	-	17,980,954	64,051	-	-	-	64,051
Redeemable Series X preferred stock accrued dividends	-	97	-	-	-	-	-	-	-
Conversion of redeemable Series X preferred stock and accrued dividends in connection with the reverse recapitalization	(2,033,230)	(21,403)	-	2,140,340	21,403	-	-	-	21,403
Reclassification of Columbia Warrant to equity	-	-	-	-	124,805	-	-	-	124,805
Repayment of Columbia Loan	-	-	-	-	(3,418)	-	-	-	(3,418)
Reclassification of Forfeiture Earnout Liability to equity	-	-	-	-	1,005	-	-	-	1,005
Issuance of Class A common stock upon conversion of Cantor Loan	-	-	-	788,021	7,880	-	-	-	7,880
Issuance of Class A common stock in connection with Forward Purchase Agreement	-	-	-	1,250,000	10,000	-	-	-	10,000
Issuance of Class A common stock in connection with PIPE, net	-	-	-	6,108,332	47,430	-	-	-	47,430
Issuance of Class A common stock in connection with Liberty Subscription Agreement, net	-	-	-	20,619,835	121,182	-	-	-	121,182
Repurchase of shares	-	-	-	(516,123)	-	(2,750)	-	-	(2,750)
Issuance of common stock upon exercise of Public Warrants	-	-	-	613,111	5,628	-	-	-	5,628
Net loss	-	-	-	-	-	-	-	(8,121)	(8,121)
Other comprehensive loss	-	-	-	-	-	-	(322)	-	(322)
Issuance of additional shares related to Cantor Loan Earnout	-	-	-	26,050	167	-	-	-	167
Exercise of stock options	-	-	-	21,927	21	-	-	-	21
Stock-based compensation	-	-	-	-	4,485	-	-	-	4,485
Balance as of June 30, 2022	-	$-	-	88,994,146	$335,306	$(8,603)	$(408)	$(194,295)	$132,000
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands of U.S. dollars, except share information)
(Unaudited)

	Redeemable Series X Preferred Stock
	Shares	Amount	Preferred Stock	Common Stock	Additional paid-in capital	Treasury Stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity (deficit)
Balance as of December 31, 2020	-	$-	8,740,398	4,929,262	$64,042	$-	$-	$(89,870)	$(25,828)
Issuance of Redeemable Series X preferred stock	2,033,230	$20,332	-	-	$-	$-	$-	$-	$-
Dividends on Redeemable Series X preferred stock	-	256	-	-	-	-	-	-	-
Extinguishment of Convertible Notes	-	-	-	-	39,009	-	-	-	39,009
Exercise of stock options	-	-	-	142,642	322	-	-	-	322
Preferred stockholder transaction (Note 11)	-	-	(4,128,413)	-	(18,251)	(170,949)	-	-	(189,200)
Net loss	-	-	-	-	-	-	-	(31,478)	(31,478)
Stock-based compensation	-	-	-	-	5,536	-	-	-	5,536
Balance as of June 30, 2021	2,033,230	$20,588	4,611,985	5,071,904	$90,658	$(170,949)	$-	$(121,348)	$(201,639)
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(8,121)	$(31,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	6,485	5,060
Operating lease expense	857	225
Income tax expense	2,143	220
Stock-based compensation	4,485	5,536
Interest expense	1,685	4,973
Change in fair value of financial instruments	(44,596)	(32,765)
Loss on debt extinguishment	-	37,216
Expenses related to Merger	10,937	-
Foreign exchange differences	(2,363)	(840)
Loss on disposal of property and equipment	440	131
Bad debt expense	1,456	-
Changes in operating assets and liabilities:
Accounts receivable	(1,647)	(956)
Prepaid expenses and other current assets	(4,367)	21
Accounts payable	280	1,721
Contract liabilities	1,719	(455)
Accrued expenses and other liabilities	(3,050)	165
Operating lease liabilities	(830)	(252)
Net cash used in operating activities	(34,487)	(11,478)
Cash flows from investing activities:
Acquisitions of property and equipment	(15,735)	(3,621)
Other	53	3
Net cash used in investing activities	(15,682)	(3,618)
Cash flows from financing activities:
Proceeds from issuance of redeemable Series X preferred stock	-	20,332
Repurchase of stock	(8,603)	-
Proceeds from exercise of Public Warrants	5,292	-
Proceeds from sale of common stock	167,504	-
Proceeds from exercise of stock options	21	-
Net cash provided by financing activities	164,214	20,332
Net increase in cash, cash equivalents and restricted cash	114,045	5,236
Effect of foreign exchange rate changes	1,722	840
Cash, cash equivalents and restricted cash - beginning of period	8,533	17,267
Cash, cash equivalents and restricted cash - end of period	$124,300	$23,343
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
1. Nature of the Business and Basis of Presentation
Nature of the Business
On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic” or the “Company”), a limited liability company incorporated under the laws of the British Virgin Islands (“BVI”), consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V” and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a limited liability company incorporated under the laws of the BVI and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“SPAC Merger Sub”), and Nettar Group Inc., a business company with limited liability incorporated under the laws of the BVI (“Nettar”).
Nettar was, prior to the transaction, the holding company of the Satellogic group and was incorporated on October 7, 2014 under the laws of the BVI as an International Business Company. The registered office of Satellogic is located at Kingston Chambers BOX 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.
References to “Nettar” contained herein refer to Nettar Group Inc. prior to the mergers, and references to “the Company” or “Satellogic” refer to Satellogic Inc. prior to the mergers and to the combined company following the mergers.
The Company, through its subsidiaries, invests in the software, hardware, and optics of the aerospace industry focusing on satellite and image analytics technologies. The Company’s strategy is to build a planetary scale analytics platform based on a proprietary satellite constellation with the capability to generate insights from images and information, with focus on multi-temporal analysis and high frequency of revisits. The Company also intends to leverage its ability to quickly build and launch high quality, sub-meter satellites at a low cost by selling satellites to certain key customers.
Basis of Presentation
The accompanying unaudited interim Condensed Consolidated Financial Statements as of June 30, 2022 and December 31, 2021 and for the six month periods ended June 30, 2022 and 2021 (“the Consolidated Financial Statements”) have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).
The accompanying Condensed Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Condensed Consolidated Financial Statements are presented in United States dollars (hereinafter “U.S. dollars” or “$”).
Historically the consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For the Consolidated Financial Statements, the Company has decided to prepare its consolidated financial statements in accordance with U.S. GAAP. The change from reporting in IFRS to U.S. GAAP was treated as a change in accounting standard, whereby the Company retrospectively applied the change to all prior reporting periods contained in these Condensed Consolidated Financial Statements. Where the initial adoption of U.S. GAAP resulted in a material change in an asset or liability, the adjustment was reported to the opening balance of accumulated deficit as of January 1, 2020. Refer to Note 19 (Adoption of U.S. GAAP) for additional information.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
The accompanying Condensed Consolidated Financial Statements are unaudited and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of the interim period financial statements. The results of operations for these interim periods are not necessarily indicative of the results of operations to be expected for any future period or the full fiscal year. Certain prior year amounts have been reclassified to conform to the current year presentation.
Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“the Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company difficult or impossible if such other public company is (i) not an emerging growth company or (ii) is an emerging growth company that has opted out of using the extended transition period, due to the potential differences in accounting standards used.

2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition; determination of useful lives of property and equipment; valuation of warrant liabilities, earnout liabilities, and stock options; and income tax. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.
Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from contracts with customers. Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
The Company’s main revenue stream is from services. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery. The Company’s satellite imagery can be delivered to customers in two ways, either by providing access on the Company’s platform or via electronic delivery.
The Company provides a satellite-as-a-service offering to its customers which allows the customer continued access to a platform to obtain the latest imagery generated by the Company’s satellites throughout a contractual term. The Company has fulfilled its performance obligation when the customer receives and consumes the benefit of access to the latest imagery over the contractual term. The Company recognizes revenue on a straight-line basis over the contractual term to reflect the continued benefit to the customer of access to the Company’s satellite imagery.
The Company also provides imagery related to specific requested tasks from customers. The Company’s performance obligation under the contract is met and it recognizes revenue from these transactions at the point-in-time when control of the specific imagery has passed to the customer, which is usually upon delivery of the imagery to the customer.
The Company provides technical support of satellite data downlink for customers’ ground stations. The Company considers this service to be a distinct performance obligation. Technical support provides a stand-ready obligation to the customer for any technical issues that may arise in connection with the accessing and downloading of images. The Company recognizes revenue on a straight-line basis over the contractual period.
At times, the Company may grant the customer the ability to name certain satellites. The naming rights of the satellites provides marketing value over the contractual term to the customer and is considered a distinct performance obligation. The Company recognizes the revenue related to the naming rights on a straight-line basis over the contractual period.
The Company may also sell its imagery as part of contractual arrangements containing multiple deliverables. For each deliverable that represents a distinct performance obligation, total arrangement consideration is allocated based upon the determined selling prices of each performance obligation. When naming rights are present in a contract, the Company may use a third-party valuation specialist to determine the fair value of this right. The Company will then ascribe a proportion of the contract consideration to this performance obligation.
The nature of the Company’s contracts does not currently give rise to variable consideration related to returns or refunds as those are not offered.
The Company evaluates contracts with a minimum purchase commitment to determine whether it expects to be entitled to a breakage amount. The Company considers the requirements on constraining estimates variable consideration. The following factors are evaluated when assessing the increased likelihood of a significant revenue reversal: (i) the amount of consideration is highly susceptible to factors outside the Company’s influence (e.g. volatility in a market, judgment of action of third parties, weather conditions), (ii) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time, (iii) the Company’s experience with similar types of contracts is limited, or that experience has limited predictive value, (iv) the Company has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances, and (v) the contract has a large number and broad range of possible consideration amounts.
The Company excludes amounts collected on behalf of third-parties, such as sales taxes, when determining transaction price.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Contract liabilities are comprised of an advance payment from the Company’s contract with a customer.
The Company currently does not incur any incremental direct costs from obtaining customer contracts.
The Company requests payments for its imagery in advance or with the delivery of the imagery. The Company generally does not enter into long-term financing arrangements or payment plans with customers. Although the Company’s business practice is not to enter into contracts with non-cash consideration, at times this may occur. In these instances, the Company determines the fair value of the non-cash consideration at contract inception and includes this value as part of the total arrangement consideration. In instances where the Company cannot reasonably estimate the fair value of the non-cash consideration, the Company will measure the consideration indirectly by reference to its stand-alone selling price of the goods promised to the customer in exchange for consideration.
Fair Value Measurement
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP.
Valuation techniques used to measure fair value requires the Company to utilize observable and unobservable inputs. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial instruments carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1: Quoted prices in active markets for identical assets or liabilities.
•Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
Assets and liabilities recognized at fair value on a recurring basis in the Consolidated Financial Statements are re-assessed at the end of each reporting period to determine whether any transfers have occurred between levels in the hierarchy.
For fair value disclosures, classes of assets and liabilities are based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.
Credit risk management
Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash, cash equivalents and restricted cash held at banks, trade and other receivables.

The credit risk is managed based on the Company’s credit risk management policies and procedures. Credit risk of any entity doing business with the Company is systematically analyzed, including aspects of a qualitative nature. The measurement and assessment of the Company’s total exposure to credit risk covers all financial instruments involving any counterparty risk.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.
As the Company’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Accounts receivable are non-interest bearing and generally on terms of 30 to 90 days.

Foreign Currencies
The financial position and results of operations of certain of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the exchange rates as of the balance sheet date. Translation gains and losses are recorded in accumulated other comprehensive loss.
Aggregate foreign currency gains and losses, such as those resulting from the settlement of receivables or payables, foreign currency contracts and short-term intercompany advances in a currency other than the subsidiary’s functional currency, are recorded currently in the Condensed Consolidated Statements of Operations and Comprehensive Loss (included in other income, net) and resulted in gains of $519 and $259 during the six month periods ended June 30, 2022 and 2021, respectively.
Leases
The Company determines if a contract is a lease or contains a lease at inception. On the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and lease liability related to operating type leases. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Operating lease liabilities are recorded based on the present value of the future lease fixed payments. In determining the present value of future lease payments, the Company uses its incremental borrowing rate applicable to the economic environment and the duration of the lease based on the information available at the commencement date as the majority of leases do not provide an implicit rate. For real estate and equipment contracts, the Company generally accounts for the lease and non-lease components as a single lease component. In assessing the lease term, the Company includes options to renew only when it is reasonably certain that it will be exercised; a determination which is at the sole discretion of the Company. Variable lease payments are recognized as expenses in the period incurred. For leases with an initial term of 12 months or less, the Company has elected to not record a right-of-use asset and lease liability. The Company records lease expense on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, beginning on the commencement date.
Lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
The Company remeasures and reallocates the consideration in a lease when there is a modification of the lease that is not accounted for as a separate contract. The lease liability is remeasured when there is a change in the lease term or a change in the assessment of whether the Company will exercise a lease option. The Company assesses ROU assets for impairment in accordance with its long-lived asset impairment policy.
The Company accounts for lease agreements with contractually required lease and non-lease components on a combined basis. Lease payments made for cancellable leases, variable amounts that are not based on an observable index and lease agreements with an original duration of less than 12 months are recorded directly to lease expense.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
For the periods presented, the Company does not have any financing type leases.
Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are stated at the amount owed by the customer, net of allowances for estimated doubtful accounts, discounts, returns and rebates. The Company measures the allowance for doubtful accounts based on the estimated loss.
In calculating an allowance for doubtful accounts, the Company uses its historical experience, external indicators and an aging method. The Company assesses impairment of trade accounts receivable on a collective basis as they possess shared credit risk characteristics which have been grouped based on the days past due.
Accounts are written off against the allowance account when they are determined to be no longer collectible. The following table shows the activity in the allowance for doubtful accounts for the six months ended June 30, 2022:

Allowance for doubtful accounts as of January 1, 2022	$1,794
Provision	1,456
Write-offs	-
Foreign exchange and other	-
Allowance for doubtful accounts as of June 30, 2022	$3,250
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash with a maturity of three months or less at the time of purchase.

Restricted cash, including amounts in Other non-current assets, represents amounts pledged as guarantees for sales and lease agreements as contractually required.

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$123,648	$8,533
Restricted cash	126	-
Restricted cash included in Other non-current assets	526	-
Total cash, cash equivalents and restricted cash	$124,300	$8,533

Cash Flow Information

	Six Months Ended June 30,
	2022	2021
Cash paid during the period for:
Income tax, net of refunds	$415	$9
Interest	$2,390	$-

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Property and Equipment
Property and equipment produced or acquired are stated at their production or acquisition cost, which includes all costs directly attributable to making the asset ready for use, less accumulated depreciation and any accumulated impairment losses.
Satellite costs include all expenses incurred for the building of individual satellites and comprise the manufacturing, launch and related launch-insurance costs and costs directly attributable to software programming. Studies, direct labor costs, consultancy fees and other costs incurred directly in connection with satellite construction are also capitalized.
The Company calculates depreciation expense using the straight-line method over the estimated useful lives of the assets.
Asset Impairments
Property and equipment and operating lease right of use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable, based on the undiscounted cash flows expected to be derived from the use and ultimate disposition of the assets. Assets identified as impaired are adjusted to estimated fair value.
Stock-Based Compensation
The Company measures all stock-based compensation using a fair-value-based method as of the award grant date and records expense over the requisite service period for each award using the straight-line method. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience.
Income Tax
Income tax expense includes federal, state, and foreign taxes and is based on reported income before income tax. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.
The Company regularly reviews its deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.
The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from uncertain tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. Interest related to uncertain tax positions is recognized as part of the provision for income tax and is accrued beginning in the period that such interest would be applicable under relevant tax law until such time that the related tax benefits are recognized. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits (if any) in the tax provision.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)

Research and Development
Research and development (“R&D”) costs are expensed in the period in which they are incurred. R&D costs include materials and equipment that have no alternative future use, depreciation on equipment and facilities currently used for R&D purposes, personnel costs, contract services and reasonable allocations of indirect costs, if clearly related to an R&D activity. Expenditures in the pre-production phase of an R&D project are recorded as R&D expense. However, costs incurred in the pre-production phase that are associated with output used in production are recorded in cost of sales. A project is considered finished with pre-production efforts when management determines that it has achieved acceptable levels of scrap and yield, which vary by project. Expenditures related to ongoing production are recorded in cost of sales.

Segments

The Company’s segment information reflects the way the Chief Operating Decision Maker uses internal reporting to evaluate business performance, allocate resources and manage operations. For management purposes, the Company is organized into a single reportable segment.
3. Accounting Standards Updates (“ASU”)
Accounting Standards Recently Adopted
In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entities Own Equity (Subtopic 815-40). This ASU simplifies accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separating embedded conversion features from convertible instruments. The guidance is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021. The Company early adopted this standard effective January 1, 2021 as part of the retrospective adoption of U.S. GAAP.
In May 2021, the FASB issued ASU 2021-04, Earnings per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified upon modification or exchange. This ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity applies the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted this guidance as of January 1, 2022.
Accounting Standards Not Yet Adopted
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) which is part of the FASB’s overall simplification initiative to reduce the costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. ASU 2019-12 simplifies accounting guidance for intra-period allocations, deferred tax liabilities, year-to-date losses in interim periods, franchise taxes, step-up in tax basis of goodwill, separate entity financial statements, and interim recognition of tax laws or rate changes. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the new guidance to determine the impact it will have on the Consolidated Financial Statements.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2023, and early adoption is permitted. While we will continue to evaluate the potential impacts of the new guidance, the Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position or results of operations.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), subsequently clarified in January 2021 by ASU No. 2021-01, Reference Rate Reform (Topic 848) (“ASU 2021-01”). The main provisions of this update provide optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference the London Inter-bank Offered Rate or another reference rate expected to be discontinued because of reference rate reform. The guidance in ASU 2020-04 and ASU 2021-01 was effective upon issuance and, once adopted, may be applied prospectively to contract modifications and hedging relationships through December 31, 2022. While we will continue to evaluate the potential impacts of the new guidance, the Company does not believe the potential impact of the new guidance will be material to its financial position or results of operations.
4. Reverse Recapitalization
On January 25, 2022 and pursuant to the Merger Agreement, the merger between the Company and CF V (the “Merger”) was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CF V was treated as the “acquired” company and Satellogic was treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization was treated as the equivalent of the Company issuing stock for the net assets of CF V, accompanied by a recapitalization. The net assets of CF V were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger represent those of the Company.
The transaction resulted in net cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent private placement offering led by SoftBank’s SBLA Advisers Corp. and Cantor Fitzgerald & Co. (“CF&Co.”), among other top-tier institutional investors, and the Liberty Investment, as defined and described further below.
On the Closing Date, the Company consummated the Merger contemplated by the Merger Agreement, including the following:
Private Placement (“PIPE”) Investment
Pursuant to the relevant subscription agreement, the Company issued 5,816,770 shares of Class A common stock and a non-redeemable warrant (“PIPE Warrant”) to purchase 2,500,000 shares of Class A common stock to a PIPE investor at an exercise price of $20.00 per share, for an aggregate purchase price of $58.2 million.
Forward Purchase Agreement
In July 2021, CFAC Holdings V, LLC (the “Sponsor”), CF V, and the Company entered into the Amended and Restated Forward Purchase Agreement (“FPA”), pursuant to which the Company issued to the Sponsor 1,250,000 shares of Class A Common Stock, and warrants to purchase an additional 333,333 shares of common stock at an exercise price of $11.50 per share (“Forward Purchase Warrant”), for an aggregate purchase price of $10.0 million.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Cantor Loan
The Company and Cantor Fitzgerald Securities (“CF Securities”) entered into a Secured Promissory Note, dated December 23, 2021 (the “Promissory Note”), pursuant to which CF Securities agreed to loan the Company $7.5 million (the “Cantor Loan”). On January 18, 2022, CF Securities, the Company and Nettar entered into the Promissory Note Waiver Letter (the “Promissory Note Waiver Letter”) pursuant to which the Company and CF Securities agreed that the Company would repay the Cantor Loan, including all principal and interest by the issuance of 788,021 shares of Class A common stock. Such repayment occurred on the Closing Date.

Redeemable Series X Preferred Stock
Per the transaction, the 2,033,230 outstanding shares of redeemable Series X preferred stock and accrued dividends in the amount of $21.4 million were converted to 2,140,340 shares of Class A common stock.
Liberty Investment
On January 18, 2022, the Company and CF V entered into the Liberty Subscription Agreement with an investor (the “Liberty Investor”). The Company agreed to issue and sell to the Liberty Investor certain securities of the Company, including (i) 20,000,000 shares of Class A common stock, (ii) a warrant to purchase up to 5,000,000 shares of Class A common stock at an exercise price of $10.00 per share (the “$10.00 Liberty Warrant”), and (iii) a warrant to purchase up to 15,000,000 shares of Class A common stock at an exercise price of $15.00 per share (the “$15.00 Liberty Warrant”, and together with the $10.00 Liberty Warrant, the “Liberty Warrants”), in a private placement for an aggregate purchase price of $150.0 million.
Transaction Fees

On January 18, 2022, CF V, the Company and CF&Co. entered into the CF Fee Letter, pursuant to which they agreed to pay cash of $5.0 million and issue an aggregate of 2,058,229 shares of Class A common stock in payment of certain Merger-related transaction fees. Such payments were made on the Closing Date.

Company Stockholders
In connection with the Merger Transaction:
•the ordinary shares and preference shares of Nettar that were issued and outstanding immediately prior to the Merger were automatically cancelled and ceased to exist in exchange for shares of Class A common stock of the Company, as determined in accordance with the Merger Agreement;
•all Convertible Notes of Nettar converted into Nettar Preference Shares which were exchanged for shares of Class A common stock as determined in the Merger Agreement;
•all options to purchase ordinary shares of Nettar were assumed by the Company and became options to purchase shares of Class A common stock as determined in accordance with the Merger Agreement;
•the Columbia Warrant (as defined below) outstanding immediately prior to the Merger became exercisable for that number of shares of Class A common stock as determined in accordance with the Merger Agreement.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
The following table illustrates the shares issued to the Company’s stockholders after giving effect to the 3.3028 Exchange Ratio in accordance with the transactions contemplated by the Merger Agreement as of the Closing Date and the issuance of shares pursuant to the transactions described above:

Company stockholders	Shares
Class A stockholders immediately prior to merger	17,215,336
Series A preferred stockholders	7,968,316
Series B preferred stockholders	4,597,928
Series B-1 preferred stockholders	2,171,399
2018 convertible noteholders	5,581,416
2019 convertible noteholders	7,846,333
2020 convertible noteholders	4,553,205
Redeemable Series X preferred stockholders	2,140,340
Liberty investors	20,000,000
PIPE investors	5,816,770
Shares issued for Cantor loan repayment	788,021
Shares issued to Sponsor under Forward Purchase Securities Agreement	1,250,000
Issuance of shares for transaction fees	2,058,229
CF V shares	6,837,354
88,824,647

5. Revenue from Contracts with Customers
The Company’s revenue is derived primarily from selling imagery and its only business activity is building of a satellite constellation to support the selling of imagery. During the six months ended June 30, 2022, the Company recognized revenue of $2.4 million, of which $1.5 million was recognized over time and $0.9 million was recognized at a point-in-time.
Information about the Company’s revenue by geography is as follows:

	Six Months Ended June 30,
	2022	2021
Revenue by geography (1)
Asia Pacific	$1,525	$1,690
North America	521	-
Other	342	16
Total revenue	$2,388	$1,706
(1)Revenue by geography is based on the geographical location of the customer.
The Company has two customers that each accounted for more than 10% of revenue for the six months ended June 30, 2022.

The Company entered into an agreement in June 2019 and modified in September 2021 for which $1.5 million of revenue was recognized. Under the terms of the modified agreement, the Company agreed to deliver imagery over an agreed upon geographical space for a period of 12 years on a take-or-pay basis, in exchange for $38.2 million of cash consideration and the right to use a building for an Assembly, Integration and Test facility. The

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Company also has the ability to earn additional consideration if the customer requests imagery in excess of the service cap. The Company agreed to collect the cash consideration, through quarterly payments of $0.8 million over ten years, which started in November 2021, with the remaining cash consideration collected as upfront milestone payments. The Company has collected $2.2 million, of which $1.0 million is included as a non-current contract liability, from this customer as of June 30, 2022.
In November 2021, the Company entered a five-year noncancellable agreement with a technology company that requires the customer to purchase a minimum of $4.0 million of multispectral, hyperspectral, full-motion video or private delivery uplift products each year. The Company recognizes revenue as products are delivered to the customer. The customer pays the Company in non-cash consideration in the form of a license to a proprietary software platform, which the Company uses in its internal operations. The access to the platform is granted to the Company regardless of the level of products ordered. The customer has the option of purchasing additional products from the Company in exchange for cash consideration at the Company’s pricing. For the six months ended June 30, 2022, the Company recognized $0.5 million of revenue related to this contract.
Contract liabilities and Remaining Performance Obligations
The Company’s contract liabilities consist of payments received from customers, or such consideration contractually due, in advance of providing the satellite imagery or related service. Amounts included in Contract liabilities are as follows:

	June 30,	December 31,
	2022	2021
Non-current	$1,000	$1,000
Current	2,654	935
Total	$3,654	$1,935
During the six months ended June 30, 2022, the Company recognized revenue of $455 that was included as a Contract liability as of December 31, 2021.
A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following table represents the total transaction price for the remaining performance obligations as of June 30, 2022 related to non-cancellable contracts longer than 12 months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$8,551	$12,572	$11,956	$17,526

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
6. Warrant Liabilities

	Liberty Warrants	PIPE Warrant	Columbia Warrant	$8.63 Warrants	Total Warrants
As of December 31, 2021	$-	$-	$143,237	$-	$143,237
Warrants issued	$30,853	$1,312	$-	$4,872	$37,037
Change in fair value of financial instruments	(15,476)	(360)	(18,635)	(573)	(35,044)
Write-off of deferred costs	-	-	203	-	203
Settlements	-	-	-	(337)	(337)
Reclassification to equity	-	-	(124,805)	-	(124,805)
As of June 30, 2022	$15,377	$952	$-	$3,962	$20,291

Liberty Warrants

On January 18, 2022, the Company and CF V entered into the Liberty Subscription Agreement with the Liberty Investor, pursuant to which the Company agreed to issue 20,000,000 shares of its Class A Common Stock and the Liberty Warrants, for an aggregate purchase price of $150.0 million. The transaction closed on February 10, 2022 (the “Liberty Closing”). The Liberty Warrants became exercisable as of and from the Liberty Closing, will expire on the fifth anniversary of the Liberty Closing (February 10, 2027), and are subject to the terms and conditions set forth in the agreement.

An advisory fee is payable by the Company in exchange for advisory services to be provided to the Company from time to time until a Cessation Event (as defined in the agreement). The advisory fee includes a warrant to purchase 2,500,000 shares of the Company’s Class A Common Stock at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrant”), which was issued at the Liberty Closing, and for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the 18-month anniversary of the Liberty Closing and on the last day (or, if not a business day, the immediately following business day) of each of the following five successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment” and together, the “Advisory Fee Cash Payments”), representing an aggregate of up to $7.5 million in Advisory Fee Cash Payments.

The Liberty Advisory Fee Warrant becomes exercisable as of and from February 10, 2023, and will expire on the fifth anniversary of the Liberty Closing (February 10, 2027). The Liberty Advisory Fee Warrant is subject to substantially the same terms as the Liberty Warrants.

The Liberty Warrants were initially recognized as a liability with a fair value of $30.9 million. The Liberty Warrants remain unexercised and were remeasured to fair value of $15.4 million as of June 30, 2022.

PIPE Warrant

On January 22, 2022, in connection with the Merger, the Company issued the PIPE Warrant to purchase 2,500,000 shares of Satellogic’s Class A common stock at an exercise price of $20.00 per share. The PIPE Warrant became exercisable 30 days after the Closing Date, or February 25, 2022, and will expire five years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

The PIPE Warrant was initially recognized as a liability with a fair value of $1.3 million. The PIPE Warrant remains unexercised and was remeasured to fair value of $1.0 million as of June 30, 2022.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Columbia Warrant

In March 2021, the Company issued a warrant to purchase up to 15,931,360 shares of the Company’s common stock (“Columbia Warrant”) at an exercise price of $2.51635975 per share, or an aggregate of $40,089, in connection with the loan agreement between the Company and Columbia River Investment Limited (“Columbia”).

The Columbia Warrant is exercisable the earlier of 25 years from the effective date or the date in which the warrant is exercised in full.

The Columbia Warrant was initially recognized on March 8, 2021 as a liability with a fair value of $161.2 million, and was remeasured to a fair value of $143.2 million as of December 31, 2021. The Company recognized a gain from the remeasurement of the Columbia Warrant of $18.6 million for the six months ended June 30, 2022. The fair value of the Columbia Warrant of $124.8 million was reclassified to additional paid-in capital in connection with the Merger.

$8.63 Warrants

In connection with the Merger, the Sponsor, CF V, and the Company entered into an Assignment, Assumption and Amendment Agreement (the “Amended Warrant Agreement”), dated January 25, 2022 and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated January 28, 2021.

Pursuant to the Existing Warrant Agreement the Company issued Public Warrants to purchase 8,333,333 shares of Class A common stock and 200,000 Private Placement Warrants. Additionally, the Company agreed to issue the FPA Warrant to purchase 333,333 shares of common stock pursuant to the Amended and Restated Forward Purchase Agreement (together, with the Public Warrants and the Private Placement Warrants, the “$8.63 Warrants”).

All of the $8.63 Warrants are governed by the Existing Warrant Agreement. The $8.63 Warrants became exercisable 30 days after the Closing Date, or February 25, 2022, and will expire five years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

The $8.63 Warrants were initially recognized as a liability with a fair value of $4.9 million. On April 1, 2022, the Company determined pursuant to a warrant agreement executed by CF V on January 28, 2021, as modified and assumed by an assignment and assumption agreement executed on January 25, 2022, that the warrant price with respect to the warrants issued and outstanding was adjusted from $11.50 to $8.63 and the redemption price was adjusted from $18.00 to $13.50.

Public Warrants to purchase 613,111 shares of Class A common stock were exercised during the six months ended June 30, 2022.

7. Earnout Liabilities

	Sponsor Earnout	Forfeiture Earnout	Total Earnout Liabilities
As of December 31, 2021	$-	$-	$-
Additions	$8,022	$6,135	$14,157
Change in fair value of financial instruments	(4,911)	(5,130)	(10,041)
Reclassification to equity	-	(1,005)	(1,005)
As of June 30, 2022	$3,111	$-	$3,111

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Sponsor Earnout

During the period between the Closing and the five-year anniversary of the Closing, the Sponsor has agreed not to sell, transfer or otherwise dispose of 1,869,000 shares of Class A common stock (“Sponsor Earnout”). The Sponsor Earnout is subject to potential forfeiture to the Company for no consideration until the occurrence of each tranche’s respective earnout triggering event. The earnout triggering events related to achieving a volume-weighted average trading sale price (“VWAP”) greater than or equal to $12.50, $15.00 and $20.00, respectively, for any 10 trading days within any 20 consecutive trading day period were not satisfied during the six months ended June 30, 2022. As a result, the 1,869,000 shares of Class A common stock were not vested and are subject to transfer restrictions and contingent forfeiture provisions.

The Sponsor Earnout was initially recognized as a liability with a fair value of $8.0 million and remeasured to a fair value of $3.1 million as of June 30, 2022.

Forfeiture Earnout

In connection with the Closing, the Company delivered 310,127 shares of the Company’s Class A common stock to an escrow account (“Forfeiture Escrow Shares”). The Forfeiture Escrow Shares were held in escrow for a 30-day adjustment period subsequent to the Closing Date, subject to forfeiture, depending on the VWAP. If the VWAP during the adjustment period was $10.00 or more, all Forfeiture Escrow Shares would be released. For the five-year period following the adjustment period, if the closing price of the shares on the principal exchange or securities market on which such securities are listed or quoted is at or above $15.00 for 10 out of 20 trading days, which does not have to be consecutive, the stockholders will have the right to receive their respective portions of shares back.

The shares were forfeited because the VWAP was below $10.00. The Forfeiture Share Earnout was initially recognized as a liability with a fair value of $6.1 million. The liability was remeasured to a fair value of $1.0 million at the end of the adjustment period and reclassified as an equity instrument.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
8. Income Tax
The components of income tax expense were as follows:

	Six Months Ended June 30,
	2022	2021
Loss before income tax	$(5,978)	$(31,258)
Provision (benefit) for income tax	$2,143	$220
Effective tax rate	(35.9%)	(0.5%)
The Company’s effective tax rate for the six months ended June 30, 2022 differs from the BVI statutory rate of 0%. The increase was due to increases in intercompany income in certain taxable jurisdictions. The Company maintains the exception under ASC 740-270-30-36(b), Accounting for Income Taxes, for jurisdictions that do not have reliable estimates of income. The Company has used a year-to-date methodology to determine the effective tax rate for the six months ended June 30, 2022 and 2021.
The Company is incorporated in the BVI. The BVI does not impose corporate income taxes. The Company’s operations are conducted throughout various subsidiaries in a number of countries throughout the world with significant operations in Uruguay, where the Company operates in a free trade zone. Consequently, income tax has been provided based on the laws and rates in effect in the countries in which operations are conducted or in which the Company’s subsidiaries are considered resident for corporate income tax purposes, including Argentina, China, Israel, the Netherlands, the United States and Spain.
In the current period, a valuation allowance was established in the Netherlands and Uruguay. The Company continues to maintain a valuation allowance in Argentina.
As of June 30, 2022, the Company has recognized uncertain tax positions related to positions taken in Spain. If applicable, the Company accrues interest and penalties related to uncertain tax positions as a component of the income tax provision.
9. Property and Equipment
Property and equipment, net consists of the following:

	Estimated Useful Life (in years)	June 30, 2022	December 31, 2021
Satellites	3	$52,977	$43,716
Satellites under construction	Not applicable	15,010	10,558
Other property and equipment	3-10	4,574	2,907
Total property and equipment		72,561	57,181
Less: Accumulated depreciation		(31,221)	(24,651)
Property and equipment, net		$41,340	$32,530

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Information related to the Company’s property and equipment and operating lease ROU assets by geography is as follows:

	June 30, 2022	December 31, 2021
Uruguay	$41,067	$33,208
Argentina	1,400	1,250
Spain	729	791
Netherlands	5,672	-
Other countries	1,117	236
Total (1) (2) (3)	$49,985	$35,485
(1)Non-current assets include property and equipment, net and operating lease right-of-use assets.
(2)Presentation in the table is based on the geographic location of the entity that holds the assets.
(3)The Company does not have any non-current assets in the country of incorporation of the holding company.
10. Additional Financial Statement Information

Prepaid Expenses and Other Current Assets

	June 30,	December 31,
	2022	2021
Prepaid expenses and other current assets
Prepaid expenses	$4,168	$1,153
Advances to suppliers	1,801	829
Other current assets	736	713
Total	$6,705	$2,695
Accrued Expenses and Other Liabilities

	June 30,	December 31,
	2022	2021
Accrued expenses and other liabilities
Accrued professional fees related to Merger(1)	$-	$16,263
Provisions	507	2,934
Payroll and benefits payable	3,046	2,545
Other taxes payable	1,849	2,045
Other	1,100	2,200
Total	$6,502	$25,987

Total non-current	$1,607	$2,552
Total current	$4,895	$23,435
(1)Refer to Note 4 (Reverse Recapitalization) for further details on the Merger.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Finance Costs, net

	Six Months Ended June 30,
	2022	2021
Finance costs, net
Interest expense	$(1,588)	$(4,717)
Redeemable Series X preferred stock dividends	(97)	(256)
Other finance costs	(70)	(31)
Interest income	149	19
Total	$(1,606)	$(4,985)
11. Stockholders’ Equity (Deficit)
Reverse Recapitalization
The Condensed Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit) reflect the Merger and reverse recapitalization as of January 2022 as discussed in Note 4 (Reverse Recapitalization). Since Satellogic Inc. was determined to be the accounting acquirer in the reverse recapitalization, all periods prior to the consummation of the Merger reflect the balances and activity of Satellogic Inc. (other than shares which were retroactively restated in connection with the Merger).

Preferred Stock

Prior to the Merger, the Company’s authorized and issued preferred stock consisted of the following:

	Authorized Shares (prior to Merger)	Issued and Outstanding Shares (as of December 31, 2021)
Series A preferred stock	4,723,330	2,547,330
Series B preferred stock	3,117,915	1,392,131
Series B-1 preferred stock	899,153	672,524
Total preferred stock	8,740,398	4,611,985

In connection with the Merger, all shares of preferred stock were converted to shares of Class A common stock.

Preferred Stockholder Transaction
In March 2021, the Company signed an Exchange Agreement (the “Exchange Agreement”) in conjunction with a Loan and Security Agreement and warrant with a holder of preferred stock and convertible notes (the “Investor”), requiring the Investor to sell back to the Company all its outstanding shares and Notes debt (as part of the sale of such notes to Nettar Group Inc. See also Note 17 (Debt).

The Columbia Warrant was initially recognized as a liability. The fair value of the Columbia Warrant was reclassified to additional paid-in capital in connection with the Merger. See Note 6 (Warrant Liabilities) for further information relating to the Columbia Warrant.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)

Common Stock
Pursuant to the registration provisions of various agreements to which the Company is a party (the “Registration Provisions”), the Company agreed with the relevant investors that the registration statement registering their Company securities, including the additional shares which the issuance of is determined based on the effective date of the registration statement, filed May 2, 2022 and was declared effective May 9, 2022.
The Company is authorized to issue unlimited shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. As of June 30, 2022, there were 75,411,506 shares of Class A common stock issued and outstanding.
In addition, the Company is authorized to issue unlimited shares of Class B common stock with a par value of $0.0001 per share. Satellogic’s founder and Chief Executive Officer owns 13,582,640 shares of Satellogic’s Class B common stock, representing 100% of the voting power of the Class B common stock and 14.97% of the voting power of Satellogic’s common stock.

Holders of Class B common stock have a number of votes per share equal to the number of votes controlled by the Liberty Investor. Shares of Class B common stock will automatically convert to shares of Class A common stock at the five-year anniversary of the Closing Date unless otherwise converted, generally at the holder’s option.

Treasury Stock

The Company repurchased 516,123 shares of its Class A common stock for $2.7 million during the six months ended June 30, 2022.

Hannover Holdings Transaction
The Company repurchased 51,700 shares of Class A common stock, 134,735 shares of Series A preferred stock, and 15,082 shares of Series B-1 preferred stock from Hannover Holdings S.A. prior to the consummation of the Merger for an aggregate of $5,853 (the “Hannover Holdings Transaction”).

12. Stock-based Compensation
Employees, including senior executives, of the Company receive incentives in the form of stock options, whereby employees render services as consideration for equity instruments (equity-settled transactions). The Company maintains a plan under which the stock-based option awards are issued or modified (the “Plan”). The Plan provides for the direct allocation as well as the sale of shares and the granting of options for the purchase of shares, at the discretion of the Company’s board of directors, to certain employees, advisors and/or independent directors. The options are typically granted for a four-year vesting term and have a maximum term of 10 years.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
A summary of stock option activity for the six months ended June 30, 2022 was as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Intrinsic Value (in thousands)
Balance as of December 31, 2021	6,864,569	$2.05	2.36
Granted	-	-
Forfeited	(136,676)	2.59
Exercised	(21,927)	0.96
Expired	(6,774)	1.20
Outstanding at June 30, 2022	6,699,192	$2.05	1.99	$13,678
Exercisable at June 30, 2022	4,064,224	$1.01	2.55	$12,521
The following table list the inputs used under the Black-Scholes model for options during the six months ended June 30, 2022 and 2021, respectively:

	Six Months Ended June 30,
	2022	2021
Weighted average fair values at the measurement date (grant date)	$23.36	$25.44
Dividend yield (%)	-	-
Expected volatility (%)	61 - 72	61 - 72
Risk-free interest rate (%)	0.5 - 1.4	0.5 - 1.2
Weighted average share price	$6.79	$3.36
The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.
As further detailed in Note 4 (Reverse Recapitalization), all options to purchase the predecessor ordinary shares were assumed by Satellogic Inc., the new listed company, and became options to purchase Class A Common Stock of Satellogic Inc., as determined in accordance with the Merger Agreement. There were no other material cancellations or modifications to the granted awards for the six months ended June 30, 2022 and 2021.

As of June 30, 2022, unrecognized stock-based compensation cost related to outstanding options that are expected to vest was $4,794, which is expected to be recognized over a weighted-average period of 0.68 years.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Stock-based Compensation Expense

Total employee and non-employee stock-based compensation expense for the six months ended June 30, 2022 and 2021 was classified in the Condensed Consolidated Statements of Operations and Comprehensive Loss as follows:

	Six Months Ended June 30,
	2022	2021
General and administrative expenses	$1,686	$3,042
Research and development expenses	972	1,063
Other operating expenses	1,827	1,431
Total	$4,485	$5,536

13. Redeemable Preferred Stock
Reverse Recapitalization

The redeemable Series X preferred stock, par value of $0.00001, carried an annual 7% cumulative dividend, payable upon a liquidation, dissolution, winding up or, upon the election of the stockholders, upon redemption. Due to the contractual provisions of the redeemable Series X preferred stock, the Series X preferred stock was accounted for as mezzanine equity.

Upon the closing of the Merger (“Closing”), the Company cancelled and converted all 2,033,230 shares of issued and outstanding redeemable Series X preferred stock and preferred dividends amounting to $21.4 million into 2,140,340 shares of Satellogic Class A Common Stock, based on the conversion price of $10.00 per share, at the time the Merger became effective.

As of June 30, 2022, there were no issued and outstanding shares of redeemable Series X preferred stock.

14. Net Loss Per Share
The weighted-average number of shares of common stock outstanding prior to the Merger have been retroactively adjusted by the Exchange Ratio of 3.3028 (“Exchange Ratio”) to give effect to the reverse recapitalization treatment of the Merger. Shares of common stock issued as a result of redeemable Series X preferred stock and the conversion of shares of preferred stock outstanding pre-Merger in connection with the Closing have been included in the basic net loss per share calculation on a prospective basis.
Diluted loss per share considers the impact of potentially dilutive securities. The Company identified financial instruments that qualify as potential common shares: 1) the share-based options awards described in Note 12 (Stock-based Compensation), 2) the warrants described in Note 6 (Warrant Liabilities), and 3) the earnout liabilities described in Note 7 (Earnout Liabilities). With the exception of the Columbia Warrant, each of these potential common shares are antidilutive since their conversion to common shares would decrease loss per share from continuing operations.

The Columbia Warrant was dilutive due to the change in fair value of financial instruments during the six months ended June 30, 2022 and 2021.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
Basic and diluted net loss per share attributable to common stockholders is calculated as follows:

	Six Months Ended June 30,
	2022	2021
Net loss attributable to common stockholders	$(8,121)	$(31,478)
Basic weighted-average common shares outstanding (1)	62,094,383	16,465,885
Basic loss for the period attributable to common stockholders	$(0.13)	$(1.91)

Effect of dilutive securities:
Adjustment to numerator - Change in fair value of Columbia Warrant liability	$(18,635)	$(32,765)
Dilutive numerator	$(26,756)	$(64,243)
Columbia Warrant	1,410,657	14,715,888
Diluted weighted-average common shares outstanding	63,505,040	31,181,773
Diluted loss for the period attributable to common stockholders	$(0.42)	$(2.06)
1 After applying the 3.3028 Exchange Ratio as described in Note 4 (Reverse Recapitalization).
15. Fair Value Measurements and Financial Instruments
The following tables provide the fair value measurement hierarchy of the Company’s assets and liabilities:

As of June 30, 2022	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$3,962	$-	$-
PIPE Warrant liability	-	-	952
Liberty Warrants liability	-	-	15,377
Total Warrant Liabilities	$3,962	$-	$16,329
Earnout liability	$-	$-	$3,111

As of December 31, 2021	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Columbia Warrant	$-	$-	$143,237

Liabilities for which fair values are disclosed
Cantor Loan	$-	$-	$7,522
Notes	-	180,356	-
Promissory notes	-	40,925	-
The following methods and assumptions were used to estimate the fair values:
•The carrying values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities are considered to approximate their fair values due to the short term nature of these items.
•The fair values of the PIPE Warrant, the Liberty Warrants, and the Columbia Warrant have been estimated using the Black-Scholes model.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
•The fair values of the Earnout liabilities have been estimated using the Monte Carlo model.

•The fair values of FPA and CF V warrants were determined using the quoted prices in the active warrant market.
•The carrying value of operating lease liabilities is calculated as the present value of lease payments, discounted at its incremental borrowing rate at the lease commencement date. The Company considers that the incremental borrowing rate remained unchanged, therefore the carrying amount of operating lease liabilities approximates its fair value.
•The fair value of the Cantor Loan was determined by using the “with” method. At each measurement date, the Company valued the loan with the make-whole premium. The difference between the aggregate fair value of the Cantor Loan and the unpaid principal balance at was $22 at December 31, 2021.

•The fair value of the notes debt is determined by using the “with” and “without” method. As of each measurement date, the Company first valued the Notes with the conversion options in certain scenarios (the “with” scenario) and subsequently valued the Notes without the conversion options (the “without” scenario). The difference between the fair values of the notes in the “with” and “without” was de minimis at each measurement date.
Changes in the fair value of Level 3 liabilities during the six months ended June 30, 2022 and 2021 were as follows:

	Liberty Warrants	PIPE Warrant	Columbia Warrant	Sponsor Earnout	Forfeiture Earnout	Cantor Loan
At January 1, 2021	$-	$-	$-	$-	$-	$-
Issues	-	-	161,223	-	-	-
Remeasurement (gain)/loss(1)	-	-	(32,765)	-	-	-
At June 30, 2021	$-	$-	$128,458	$-	$-	$-

At January 1, 2022	$-	$-	$143,237	$-	$-	$7,522
Issues	30,853	1,312		8,022	6,135	-
Remeasurement (gain)/loss(1)	(15,476)	(360)	(18,635)	(4,911)	(5,130)	489
Write-off of deferred costs	-	-	203	-		-
Settlements (2)	-	-	(124,805)	-	(1,005)	(8,011)
At June 30, 2022	$15,377	$952	$-	$3,111	$-	$-
(1)Recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2022 and 2021, respectively.
(2)These liabilities were settled in connection with the Merger. See Note 4 (Recapitalization Transaction).

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2022.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
16. Related Parties
The Company had convertible notes with certain related parties for the year ending December 31, 2021. The following table provides the balances owed and associated finance costs as follows:

	June 30,	December 31,
	2022	2021
Convertible notes from related parties
Amounts owed to related parties	$-	$13,028
Interest expense	$44	$303
There are no sales or purchases transactions with entities with significant influence over the Company and key management personnel of the Company.

See description of transactions with CF&Co and Liberty Investment as part of the Merger Transaction described in Note 4 (Reverse Recapitalization).
17. Debt
There was no debt as of June 30, 2022. Debt as of December 31, 2021 is a follows:

December 31, 2021
2018 Convertible Notes	$19,862
2019 Convertible Notes	27,498
2020 Convertible Notes	15,294
Cantor Loan	7,522
Promissory Note	38,297
Total debt	108,473
Less deferred financing costs	-
Total debt less deferred financing fees	108,473
Less: Current portion	-
Total non-current debt, net of deferred financing fees	$108,473
Convertible Notes
In April 2021, the Company and its 2018 and 2019 convertible note holders agreed to extend the maturity date of the 2018 and 2019 convertible notes from April and September 2021, respectively, to April 2022. The Company recognized a loss on extinguishment of debt of $37,216 on the Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2021, related to the agreement.
On January 25, 2022, the convertible notes were converted into 17,980,954 shares of Class A common stock. See Note 4 (Reverse Recapitalization).
Cantor Loan

In December 2021, the Company entered into the Cantor Loan. As the Company elected to account for the Cantor Loan using the fair value option at inception, changes in fair value recognized through subsequent remeasurements were recorded in the Condensed Consolidated Statements of Operations and Comprehensive Loss at each reporting period.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
Pursuant to the Promissory Note Waiver Letter, the Company repaid the Cantor Loan, including all principal and interest, by the issuance of 788,021 shares of Class A common stock. Such repayment occurred on the Closing Date.

The Promissory Note Waiver Letter included a provision where in the event the VWAP is less than $10.00 per share of Class A common stock, CF&Co. will be entitled to receive a certain number of additional shares of Class A common stock (the “Cantor Loan Additional Shares”), up to a maximum of 197,005 Cantor Loan Additional Shares (if the Adjustment Period VWAP, as defined in the Promissory Note Waiver Letter, is less than or equal to $8.00 per share).

The Company extinguished the remaining Cantor Loan liability through the issuance of 26,050 Cantor Loan Additional Shares on May 9, 2022 pursuant to the terms of the Promissory Note Waiver Letter.

Columbia Loan

On March 8, 2021, the Company signed an Exchange Agreement in conjunction with a Loan and Security Agreement and warrant with Columbia, a holder of Series A, Series B and Series B-1 preferred shares and convertible notes. The Exchange Agreement requires Columbia to sell back to the Company all its outstanding shares and Notes debt, in exchange for a loan and security interest in the principal amount of $40.1 million (the “Columbia Loan”), which represented the outstanding balance of the notes including unpaid accrued interest, in exchange for the Columbia Warrant. In connection with the Merger and as provided in the Exchange Agreement, the Company reacquired treasury stock having a fair value of $170.9 million, the Columbia Loan was settled and the fair value of the Columbia Warrant of $124.8 million was reclassified to additional paid-in capital. There is no balance outstanding remaining at June 30, 2022 related to the Columbia Loan or Columbia Warrant liability.

18. Leases
The Company has leases for real estate and equipment. Lease terms range from two years to 10 years.
Changes in the Company’s operating lease right-of-use assets carrying amounts were as follows:

	June 30,	December
	2022	2021
Balance as of beginning of period	$2,955	$1,403
Leases expense	(766)	(494)
Foreign exchange differences	(47)	(48)
Additions	6,526	2,119
Transfers	(23)	(25)
Balance as of end of period	$8,645	$2,955

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
Changes in the Company’s lease liabilities carrying amounts were as follows:

	June 30,	December, 31
	2022	2021
Balance as of beginning of period	$3,068	$1,415
Additions to lease liabilities	6,526	2,119
Leases expense	91	54
Foreign exchange differences	(366)	(48)
Payments	(830)	(472)
Balance as of end of period	$8,489	$3,068

Total non-current	$6,426	$2,083
Total current	$2,063	$985
The Company recognized in the Consolidated Statements of Operations and Comprehensive Loss the following expenses related to its leases for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
Right of use assets	$766	$203
Lease liabilities	91	22
Total lease expense	$857	$225
The amounts of future undiscounted cash flows related to the lease payments over the lease term and the reconciliation to the present value of the operating lease liabilities at June 30, 2022 is as follows:

Operating leases
Years Ended
2023	$2,274
2024	2,086
2025	1,396
2026	521
2027 and thereafter	2,821
Total remaining lease payments	9,098
Less imputed interest	(609)
Present value of lease liability	$8,489

Total non-current	$6,426
Total current	$2,063
The weighted-average remaining years for the operating leases are 6.3 years. The weighted-average discount rate for operating leases is 2.6%.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
19. Adoption of U.S. GAAP
Reconciliation of the Condensed Consolidated Statement of Operations and Comprehensive Loss for the six months ended June 30, 2021:

	IFRS	Adjustments/ Reclassifications	Note	U.S. GAAP
Revenue	$1,706	$-		$1,706
Cost of sales	1,251	-		1,251
General and administrative expenses	8,680	207	a, c	8,887
Research and development	-	4,144	b	4,144
Depreciation expense	5,126	(66)	b	5,060
Other operating expenses	8,502	(4,041)	a, b	4,461
Operating loss	(21,853)	(244)		(22,097)

Finance costs, net	(5,476)	491	c, d	(4,985)
Change in fair value of financial instruments	(26,425)	59,190	d	32,765
Gain (Loss) on extinguishment of debt	3,576	(40,792)	d	(37,216)
Other income, net	250	25	c	275
Loss before income tax	(49,928)	18,670		(31,258)

Income tax	(220)	-		(220)
Net loss attributable to common stockholders	$(50,148)	$18,670		$(31,478)

Other comprehensive loss
Foreign currency translation loss, net of tax	-	-		-
Comprehensive loss	$(50,148)	$18,670		$(31,478)

Basic loss for the period attributable to common stockholders	$(3.05)	$1.14	e	$(1.91)
Basic weighted-average common shares outstanding	16,465,885	—	e	16,465,885
Diluted loss for the period attributable to common stockholders	$(3.05)	$0.99	e	$(2.06)
Diluted weighted-average common shares outstanding	16,465,885	14,715,888	e	31,181,773

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
Reconciliation of the Condensed Consolidated Balance Sheet as of December 31, 2021:

	IFRS	Adjustments / Reclassifications	Note	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	$8,533	$-		$8,533
Accounts receivable	1,196	-		1,196
Prepaid expenses and other current assets	2,695	-		2,695
Total current assets	12,424	-		12,424
Property and equipment, net	33,586	(1,056)	b	32,530
Operating lease right-of-use assets	2,663	292	c	2,955
Deferred income tax assets	1,640	-		1,640
Other non-current assets	369	-		369
Total assets	$50,682	$(764)		$49,918
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$6,650	$-		$6,650
Debt	246,189	(137,716)	d	108,473
Warrant liability	-	143,237	d	143,237
Operating lease liabilities	891	94	c	985
Contract liabilities	935	-		935
Accrued expenses and other liabilities	23,435	-		23,435
Total current liabilities	278,100	5,615		283,715
Operating lease liabilities	1,908	175	c	2,083
Contract liabilities	1,000	-		1,000
Other non-current liabilities	2,552	-		2,552
Total liabilities	283,560	5,790		289,350
Redeemable Series X preferred stock	-	21,306	d	21,306
Stockholders' equity (deficit)
Treasury stock	(170,949)	-		(170,949)
Additional paid-in capital	235,909	(139,438)	a, d	96,471
Accumulated other comprehensive loss	(86)	-		(86)
Accumulated deficit	(297,752)	111,578		(186,174)
Total stockholders’ equity (deficit)	(232,878)	(27,860)		(260,738)
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$50,682	$(764)		$49,918
a.Stock-based compensation
Certain awards granted by the Company have a service inception date preceding the grant date. Under IFRS this resulted in the recognition of stock-based compensation expense prior to the grant date. Under U.S. GAAP, the stock-based compensation expense shall not be recognized until authorization at the grant date.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
The impact of this change before considering the tax effect is as follows:

(Condensed Consolidated Statement of Operations and Comprehensive Loss)	Six months ended June 30, 2021
General and administrative expenses	$148
Other operating expenses	103
Increase (decrease) in adjustment to loss before income tax	$251

(Condensed Consolidated Balance Sheet)	December 31, 2021
Additional paid-in-capital	$538
Adjustment to accumulated deficit	$538
b.Research and development
Under IFRS, certain development expenditures may be capitalized. Under U.S. GAAP, all of the Company’s costs relating to research and development activities are expensed as incurred. Additionally, the Company reclassified all research and development costs from other operating expenses to research and development.
The impact of this change before considering the tax effect is as follows:

(Condensed Consolidated Statement of Operations and Comprehensive Loss)	Six months ended June 30, 2021
Research and development	$4,144
Other operating expenses	(4,144)
Depreciation expense	(66)
Increase (decrease) in adjustment to loss before income tax	$(66)

(Condensed Consolidated Balance Sheet)	December 31, 2021
Property and equipment, net	$(1,056)
Adjustment to accumulated deficit	$1,056
c.Leases
Under IFRS, all recognized leases are accounted for similarly to finance leases. Under U.S. GAAP, there is a dual classification on-balance sheet lease accounting model for lessees: finance and operating leases. Operating leases create a straight-line expense and no interest expense is recognized on the lease liability.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
The impact of this change before considering the tax effect is as follows:

(Condensed Consolidated Statement of Operations and Comprehensive Loss)	Six months ended June 30, 2021
General and administrative expenses	$59
Finance costs, net	(30)
Other income, net	(25)
Increase (decrease) in adjustment to loss before income tax	$4

(Condensed Consolidated Balance Sheet)	December 31, 2021
Operating lease right-of-use assets	$292
Operating lease liabilities	94
Non-current operating lease liabilities	175
Adjustment to accumulated deficit	$(23)
d.Financial instruments
Under IFRS, the redeemable Series X preferred shares and convertible notes contained conversion features that resulted in a bifurcated derivative component with changes in fair value recognized as gain or (loss). Under U.S. GAAP, the conversion features did not result in a material bifurcated embedded derivative, resulting in the elimination of the change in fair value of financial instruments, reduction in interest expense and preferred dividends expense, and increase in the gain (loss) on extinguishment of debt.
Under IFRS, it was determined that the redeemable Series X preferred shares should be classified as a liability since there is a contractual obligation to deliver cash or another financial asset and certain conversion events being beyond the Company’s control. Under U.S. GAAP, it was determined that the redeemable Series X preferred shares should be classified as mezzanine equity since the shares are redeemable based on events outside of the Company’s control.
Under IFRS, it was determined that the Columbia Warrant should be classified as equity since settlement would only occur by exchanging a fixed amount of cash for a fixed number of the Company’s own equity instruments. Changes in fair value are not recognized. Under U.S. GAAP, it was determined that the Columbia Warrant should be classified as a liability since the number and type of shares received could be different pre- and post- Merger Transaction. The Columbia Warrant is recorded at fair value with changes recognized in the Condensed Consolidated Statement of Operations and Comprehensive Loss.
Additionally, the resulting gain (loss) on extinguishment of the amended convertible notes differed under IFRS versus U.S. GAAP.
The impact of this change before considering the tax effect is as follows:

(Condensed Consolidated Statements of Operations and Comprehensive Loss)	Six months ended June 30, 2021
Less: Finance costs, net	$(461)
Less: Change in fair value of financial instruments	(59,190)
Less: Gain (Loss) on extinguishment of debt	40,792
Increase (decrease) in adjustment to loss before income tax	$(18,859)

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)

(Condensed Consolidated Balance Sheet)	December 31, 2021
Debt	$(137,716)
Redeemable Series X preferred stock	21,306
Additional paid-in-capital	21,456
Warrant liability	143,237
Additional paid-in capital	(161,432)
Adjustment to accumulated deficit	$(113,149)
e.Net loss per share

The change in net loss in the adoption of U.S. GAAP as described in items a-d above impacted net loss per share as follows:

Six months ended June 30, 2021
Net loss attributable to common stockholders - basic	$(31,478)
Weighted average number of shares - basic	16,465,885
Net loss per share attributable to common stockholders - basic	$(1.91)

Dilutive numerator	$(64,243)
Dilutive potential common shares	31,181,773
Diluted loss for the period attributable to common stockholders	$(2.06)
20. Commitments and Contingencies
Contingencies
The Company may be named from time to time as a party to lawsuits arising in the ordinary course of business related to its sales, marketing, and the provision of its services and equipment. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. Litigation and contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If the Company determines that an unfavorable outcome is probable and can be reasonably assessed, it establishes the necessary accruals. As of June 30, 2022 and December 31, 2021, the Company is not aware of any contingent liabilities that should be reflected in the Condensed Consolidated Financial Statements.
21. Subsequent Events
On May 6, 2022, Satellogic entered into an Investment Agreement with Officina Stellare S.p.A. (“OS”). OS is engaged in the design and production of telescopes, opto-mechanical and aerospace instrumentation for ground and space-based applications to purchase 5% of OS’s outstanding common shares for $3.6 million. Additionally, OS issued 524,715 stock warrants to Satellogic, giving the Company the right to convert each warrant into a single common share over a period of up to 36 months. The investment was completed on September 30, 2022.

On September 29, 2022, Satellogic entered into a $5.7 million, three-year, sales agreement to provide constellation as a service. Revenue will be recognized over the term.

On December 3, 2022, a standard form of restricted stock unit award agreement was approved under the Satellogic Inc. 2021 Incentive Compensation Plan. Consideration for the shares to be issued (“RSU Shares”) will be the service provided by recipients of the RSU Shares. The RSU Shares vest over a service period of four years.